Exhibit 99.1

Tricon Residential Releases 2022 ESG Annual Report

ESG Report Highlights Tricon’s Success in Delivering on Our Promise of a People-First Culture, Outstanding Resident Experience and Environmental Sustainability

TORONTO--(BUSINESS WIRE)--March 13, 2023--Tricon Residential Inc. (NYSE: TCN, TSX: TCN) ("Tricon" or the “Company”), an owner and operator of single-family rental homes in the U.S. Sun Belt and multi-family rental apartments in Canada, today released its annual Environmental, Social and Corporate Governance (“ESG”) report. The report is a comprehensive review of the Company’s progress towards its ESG commitments in five areas of focus: Our People, Our Residents, Our Impact, Our Governance, and Our Innovation. The Company also provided an update on its ESG ranking improvements for 2022.

“I am delighted to share our annual ESG report which highlights our commitment to sustainability and good corporate citizenship, and showcases meaningful progress across our ESG initiatives,” said Gary Berman, Chief Executive Officer and President of Tricon. “As a people-first company, we firmly believe that our success is directly linked to the well-being of our employees and our 95,000+ single-family and multi-family rental residents. By taking care of our residents, enhancing access to high-quality housing, and addressing social and environmental issues, we are taking meaningful steps to positively impact the communities we serve.”

Some of Tricon’s key accomplishments highlighted in the report include:

Our People

  Achieved 88% overall Great Place to Work® employee survey satisfaction score, an improvement of four percent year-over-year.
  Recognized by Best Workplaces® in Real Estate & Property Development.

Our Residents

  Pledged a first-of-its-kind resident Bill of Rights that promises our single-family rental residents a quality home with genuine, caring, and reliable service.
  Launched Tricon Vantage, a market-leading suite of resources to help residents realize their financial goals and enhance their long-term economic stability. The core of the program is our long-standing practice of voluntary self-governing on renewal rents, whereby Tricon caps annual rent increases for existing residents at rates typically below market. Tricon Vantage also offers residents a down payment assistance program, a credit builder program, and a resident home purchasing program through which qualifying residents are given the first opportunity to buy their home should we elect to sell it.

Our Impact

  Developed and launched an industry-leading energy consumption model for our single-family rental portfolio, enabling Tricon to be proactive in reducing our resource consumption.
  Invested in approximately 55,000 ENERGY STAR®-rated appliances in our homes over four years, reflecting a $111 million investment and estimated energy consumption savings of 262,000 MWh compared to equivalent standard models.
  Targeting LEED Gold certification across 93% of the active Canadian multi-family development pipeline, representing over 3 million square feet of residential space.

Our Governance

  Reached the Board of Directors gender diversity standards of the 30% Club Canada.

Our Innovation

  Launched a proprietary Resident App to improve residents’ everyday lives by allowing them to control their home’s smart devices, submit maintenance requests, track work order progress, and receive real-time status notifications, all in one convenient mobile application.

ESG Ranking Improvements

  Improved overall Global Real Estate Sustainability Benchmark (“GRESB”) rating by 24 percent relative to our inaugural 2021 performance.
  Strengthened Sustainalytics risk rating by 33 percent and upgraded MSCI ESG risk rating to A in 2022 from BBB in 2021.

The full 2022 ESG report, a summary digest version, and our 2022 ESG scorecard are available on Tricon’s website at: www.triconresidential.com/about/sustainability/.

About Tricon Residential Inc.

Tricon Residential Inc. (NYSE: TCN, TSX: TCN) is an owner and operator of a growing portfolio of approximately 36,000 single-family rental homes in the U.S. Sun Belt and multi-family apartments in Canada. Our commitment to enriching the lives of our employees, residents and local communities underpins Tricon’s culture and business philosophy. We provide high-quality rental housing options for families across the United States and Canada through our technology-enabled operating platform and dedicated on-the-ground operating teams. Our development programs are also delivering thousands of new rental homes and apartments as part of our commitment to help solve the housing supply shortage. At Tricon, we imagine a world where housing unlocks life’s potential. For more information, visit www.triconresidential.com.

Contacts

Investors

Wissam Francis
EVP & Chief Financial Officer

Wojtek Nowak
Managing Director, Capital Markets

Email: investorsupport@triconresidential.com

Media

Tara Tucker
Vice President, Communications

Email: mediarelations@triconresidential.com